United States securities and exchange commission logo





                             January 20, 2022

       Robert W. Eifler
       Chief Executive Officer
       Noble Finco Limited
       13135 Dairy Ashford, Suite 800
       Sugar Land, TX 77478

                                                        Re: Noble Finco Limited
                                                            Registration
Statement on Form S-4
                                                            Filed December 20,
2021
                                                            File No. 333-261780

       Dear Mr. Eifler:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       Cover Page

   1. Please clarify whether Maersk Drilling shareholders may elect to receive cash consideration as well
as Topco shares in exchange for their Maersk Drilling shares.
       Questions and Answers About the Business Combination and General Meeting
       Q: What factors did the Noble Board consider in connection with its decision to recommend voting in favor of the Business Combination?, page x

   2. We note that one of the risks and potentially negative factors considered by the Noble board was the implied
premium to the trading price of Maersk Drilling shares being provided to Maersk
Drilling's shareholders. Please quantify the premium to the trading
 Robert W. Eifler
FirstName
Noble FincoLastNameRobert W. Eifler
             Limited
Comapany
January 20,NameNoble
            2022      Finco Limited
January
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         price of Maersk Drilling shares as of the last trading date prior to the announcement of the transaction.
Q: What are the U.S. federal income tax consequences to me of the Business Combination?, page xvii

3.       We note your disclosure that the merger is    intended    to
constitute a transaction treated as
         a    reorganization    within the meaning of Section 368(a)(1)(F) of
the Code. Please revise
         your disclosure to clearly describe the tax treatment of the merger and the related transactions. If the merger is not taxable to shareholders, please also file a tax opinion with your registration statement. If there is uncertainty regarding the tax treatment, counsel may issue a "should" or "more likely than not" opinion to make clear that the opinion is subject to a degree of uncertainty, and explain why it cannot give a firm opinion. In that regard, we note that Section 7.21 of the Business Combination Agreement provides that the parties intend that the merger qualifies as a "reorganization" within the meaning of Section 368(a) of the Code. Refer to Item 601(b)(8) of Regulation S-K, and
         for guidance, Section III of Staff Legal Bulletin No. 19.
Summary
Voting Agreements, page 6

4. Please identify the Noble Supporting Shareholders that are parties to the voting agreements. In that regard, we note that such shareholders appear to be counterparties to the voting agreement filed as Exhibit 10.2.
Relationship Agreement, page 7

5. Please identify the Existing Noble Investor that will have certain director designation rights under the Relationship Agreement.
Risk Factors
Risks Relating to Topco and its Business, page 33

6. We note that Noble's board considered the pace of decarbonization as a risk and potentially negative factor. Please include risk factor disclosure addressing any material risks associated with the pace of decarbonization.
The Business Combination
Background of the Business Combination, page 70

7. Please expand your disclosure to discuss in greater detail the substance of meetings and discussions, including the material terms that were discussed, how the parties' positions differed and how issues were resolved. For example, please discuss how the parties determined the type and amount of consideration and related terms. In that regard, we note that Maersk initially proposed an all-stock transaction, but the parties ultimately determined that Maersk Drilling shareholders would have the opportunity to elect cash
 Robert W. Eifler
FirstName
Noble FincoLastNameRobert W. Eifler
             Limited
Comapany
January 20,NameNoble
            2022      Finco Limited
January
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         consideration for up to $1,000 of their Maersk Drilling shares, subject to an aggregate cash consideration cap of $50 million. We also note that Noble agreed to certain minimum severance principles with respect to the Maersk Drilling workplace and provided certain shareholders with board designation and registration rights.
Opinion of Maersk Drilling's Financial Advisor, page 96

8. We note that J.P. Morgan reviewed certain internal, unaudited financial analyses, projections, assumptions and forecasts prepared by the management of Maersk Drilling relating to Maersk Drilling's business and Noble's business. Please include all projections prepared by Maersk Drilling's management and provided to J.P. Morgan in connection with its fairness opinion and describe the material assumptions and limitations underlying such projections.
Description of the Exchange Offer, page 114

9. Please advise in your response letter whether you are seeking to rely on any exemption for
         U.S. tender offer rules in connection with this Offer. We note that you have not checked the boxes on the cover page of the Form S-4 to claim reliance on one of the cross-border exemptions listed there, and you have also registered the shares to be issued in the Offer on Form S-4 (rather than issuing them on an exempt basis under Rule
802). However,
         based on a conversation with your counsel at Kirkland & Ellis, we understand that an exemption may be available. To the extent that you are relying on an exemption from the tender offer rules for some aspects of the Offer, please identify the exemption and summarize the facts supporting its availability.
10. If Danish law allows purchases outside the Offer, please advise and include disclosure in the offer materials if Topco or anyone acting on its behalf intends to make outside purchases. In addition, if outside purchases may occur, describe the available exemption from Rule 14e-5 that allows them to occur and the facts supporting your reliance on such exemption.
Offer Consideration, page 114

11. We note that the cash component of the Offer consideration is based on a formula, one
         element of which will not    fix    until two days before the
commencement of the Offer.
         When the offer document is finalized and this figure is known, please revise to include it
         (rather than the description of the formula currently included in the Offer materials).
Extension of the Offer Period, page 115

12. We note the disclosure that Danish law prohibits the Offer from extending beyond a maximum of ten weeks from commencement, except in certain limited circumstances.
         Advise how you will handle the limit on the duration of the Offer, if U.S. tender offer rules require an extension of the Offer beyond that date.
 Robert W. Eifler
FirstName
Noble FincoLastNameRobert W. Eifler
             Limited
Comapany
January 20,NameNoble
            2022      Finco Limited
January
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FirstName LastName
Important Notices, page 115

13. Disclosure in this section indicates that tendering Maersk Drilling shareholders have the right to withdraw tendered shares. However, disclosure on page 117 states that withdrawal rights are available only under limited and specified circumstances. Please revise here to avoid confusing Maersk Drilling shareholders about the extent of their ability to withdraw shares they tender into the Offer.
Conditions to the Offer, page 116

14. You disclose that the Minimum Acceptance Condition for the exchange offer is 80%, which Topco may reduce to 70% in its sole discretion. Please describe the process by which Topco would reduce the minimum tender condition. For example, disclose whether
         Topco will extend the Offer period after reducing the minimum tender condition and how it would communicate the reduction to Maersk Drilling shareholders. Right to Withdraw, page 116

15. The disclosure here states that Topco reserves the right to terminate or withdraw the Offer, including if one or more of the conditions to the Offer have not been satisfied at the
         expiration of the Offer Period.    All Offer conditions must be fully
described in the offer
         materials. The quoted language above implies that Topco may terminate or withdraw the
         Offer under circumstances in addition to those described in the Conditions section. Please revise or advise.
16. In the last paragraph on page 116 in this section, you state that Topco reserves the right to withdraw the Offer within five days of receiving notice of a competing offer. However, the existence of a competing offer does not appear to be listed as a condition to this Offer
         in the    Conditions to the Offer    section beginning on page 144.
Please revise or advise.
Compulsory Purchase, page 118

17. Provide additional details about the Compulsory Purchase here, including timing and the purchase price of the remaining Maersk Drilling shares not tendered in the Offer. To the extent the price is not currently known because it will be based on a formula or determined by a court proceeding in Denmark, describe how the determination will be made and by whom. In addition, if remaining shareholders will have the ability to challenge the purchase price in the Compulsory Purchase or otherwise influence it, please describe that mechanism.
Material Tax Considerations, page 119

18. We note your disclosure that if the Merger does not qualify as an F Reorganization, it is not clear how the transactions would be characterized for U.S. federal income tax purposes and what the resulting tax consequences would be. We also note your disclosure that in such case, the tax consequences of the Merger to U.S. Holders may depend on
 Robert W. Eifler
FirstName
Noble FincoLastNameRobert W. Eifler
             Limited
Comapany
January 20,NameNoble
            2022      Finco Limited
January
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FirstName LastName
         whether the Merger would otherwise qualify as a different type of reorganization under
         Section 368 of the Code. Please revise to expand your disclosure regarding the federal income tax consequences of the Merger if the Merger does not qualify as an F
         Reorganization, and add risk factor disclosure for any related risks that are material.
Unaudited Pro Forma Condensed Combined Financial Information, page 148

19. Please correct the filing date referenced for the most recent Noble Corporation Form 10-
         Q, from November 10, 2021 to November 5, 2021.
Note 1 Basis of Presentation, page 152

20.      We note that you depict the business combination assuming that Maersk
Drilling
         shareholders tender 100% of their shares and have disclosure in Note 10 on page 180 of the effects pertaining to non-controlling interests if such shareholders tender 80% of their shares instead. However, your disclosure on page 152 indicates that you may decide to proceed if only 70% of the Maersk Drilling shares are tendered.

         Please expand your disclosures to address or to illustrate the range of possible merger scenarios to comply with Rule 11-02(a)(10) of Regulation S-X.

         Please also expand disclosures on pages 18, 113, and 153, stating that "ultimate determination of the accounting acquirer is a qualitative and quantitative assessment that requires careful consideration, of which the final determination will occur after the consummation of the Business Combination," to identify the particular factors that are subject to change, or that you have not yet considered, and that may alter your view.

         For example, please clarify how the director designation rights of the Existing Noble
         Investor and APMH Invest, as described on pages xv, 7, 146, 228 and ALT-8, may effect the composition of the board, either by adding to the number of board members or replacing the initial members whom you have identified; the level and concentration of interests among each of these investors, and the mechanism by which each may undertake and implement a change should be addressed.

         Given the uncertainty you have expressed, tell us why you have not included a pro forma scenario with Maersk Drilling depicted as the accounting acquirer.
CC) Weighted average shares outstanding and loss per share, page 177

21. Please disclose the securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for all periods depicted in your pro forma statements of operations.
Business of Topco before the Business Combination, page 181

22. We note your disclosure explaining that Topco's financial year presently corresponds to the calendar year although this may change in connection with the business combination.
 Robert W. Eifler
FirstName
Noble FincoLastNameRobert W. Eifler
             Limited
Comapany
January 20,NameNoble
            2022      Finco Limited
January
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         Please expand your disclosure to clarify the extent to which such a change is being considered or contemplated, identify the alternate reporting period that you may choose, and indicate when you expect to finalize the decision relative to the effective date of your registration statement, and the date that such a change would take effect and be utilized in your financial reporting.
Business of Maersk Drilling and Certain Information about Maersk Drilling Liabilities and Indebtedness, page 194

23. Please expand your disclosure to include the interest rate for Maersk Drilling Group's
         Revolving Credit Facility, Syndicated Facilities Agreement and DSF Facility Agreement
         and disclose the minimum free liquidity, leverage ratio and equity ratio financial covenants that must be complied with by the Maersk Drilling Group, or tell us why such information is not material. Please also file such agreements and any amendments thereto as exhibits to your registration statement or tell us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.
Maersk Drilling's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Contract Drilling Services Backlog, page 202

24. Please expand your risk factor disclosure in the third paragraph on page 46 to complete the sentence that begins "Of the $1.0 billion in contracted backlog as of September 30,
         2021...," as necessary to clarify the concern being expressed and to reconcile, as appropriate, with the details of backlog that are provided under this heading.
Comparison of Shareholder Rights, page 243

25. We note your disclosure on page 268 that Exchange Act proxy rules will continue to apply to Topco, unless there are further changes in Noble as described in Effect of the Merger
         on Potential Future Status as a Foreign Private Issuer.    However, it
does not appear that
         you have included disclosure regarding the effect of the merger on the potential future status as a foreign private issuer. Please advise.
Beneficial Ownership of Topco Shares, page 271

26. Please identify the natural person or persons who exercise voting and/or dispositive control of the shares managed by Avenue Energy Opportunities Partners II, LLC.
Annex G Written Opinion of Ducera, page G-1

27. The opinion of Ducera Securities LLP states that it may not be referred to in any publicly
         filed document without the prior written consent of Ducera and    that
any description or
         reference to Ducera or summary of this opinion in the disclosure document is in a form
         acceptable to Ducera.    Please revise to provide the consent to the
inclusion of the opinion
         and the references to the opinion required by its terms.
 Robert W. Eifler
FirstName
Noble FincoLastNameRobert W. Eifler
             Limited
Comapany
January 20,NameNoble
            2022      Finco Limited
January
Page 7 20, 2022 Page 7
FirstName LastName
General

28. We note that the forum selection provision set forth in Section 241 of the form of Topco articles of incorporation provides that the courts of England and Wales shall have exclusive jurisdiction to determine any and all disputes brought by a member in that
         member   s capacity as such against the Company and/or the Board
and/or any of the
         Directors individually or collectively, arising out of or in connection with the articles or any obligations arising out of or in connection with the articles Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note your disclosure on page 267 in the Comparison of Shareholder Rights section that the Topco Articles of Association will provide that English courts have exclusive jurisdiction "with respect to any suits" brought by shareholders against Topco or its directors. We also note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange
         Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
29. Please file a tax opinion with respect to the material tax consequences to holders of
         Maersk Drilling shares who participate in the exchange offer, or tell us why you do not believe one is required to be filed. See Item 601(b)(8) of Regulation S-K. In that regard, we note the disclosure on page ALT-18 regarding the "tax-exempt" share-for-share exchange.
30. We note that the audit opinion on page F-14 does not extend to the financial statements covering the 2018 fiscal year. Please clarify whether such financial statements have not previously been audited, if you anticipate updating the filing to include audited financial statements for 2021 in place of those covering 2018 prior to effectiveness, or have other reasons for limiting the audited periods to two years.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Robert W. Eifler
Noble Finco Limited
January 20, 2022
Page 8

        You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller,
Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. For questions relating to tender offer rules, contact
Christina Chalk, Senior Special Counsel in the Office of Mergers and Acquisition, at (202) 551-
3263. Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or Laura Nicholson,
Special Counsel, at (202) 551-3584 with any other questions.



                                                           Sincerely,
FirstName LastNameRobert W. Eifler
                                                           Division of
Corporation Finance
Comapany NameNoble Finco Limited
                                                           Office of Energy &
Transportation
January 20, 2022 Page 8
cc:       Debbie Yee
FirstName LastName